UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, California 90245
(310)-536-0900

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,722,914(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,722,914(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,722,914(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%(1)
14	TYPE OF REPORTING PERSON CO

(1)           Includes 1,525,241 warrants of Highbury Financial Inc. (“Highbury”). Each warrant entitles the holder to purchase one share of Highbury common stock.

This Amendment No. 3 amends and restates in its entirely Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on July 10, 2009 by Peerless Systems Corporation (“Peerless”) with respect to the securities of Highbury.

Item 1.    Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Highbury. The principal executive office of Highbury is located at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2.            Identity and Background.

This Statement is being filed by Peerless. The address of Peerless is 2381 Rosecrans Avenue, El Segundo, California 90245. Schedule B sets forth the names, business addresses, and present principal occupations of each director and executive officer of Peerless.

During the last five years, no director or executive officer of Peerless has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the persons set forth on Schedule B is a citizen of the United States.

Item 3.            Source and Amount of Funds or Other Consideration.

Peerless’s working capital was used to purchase the Common Stock and Warrants set forth herein.

Item 4.            Purpose of Transaction.

Peerless acquired the securities set forth herein because they are viewed as an attractive investment.  Peerless seeks to acquire additional securities of Highbury and to maximize the value of its investment by pursuing one or more strategies discussed below.

On July 20, 2009, Peerless sent a letter to Highbury’s management and Board of Directors stating that management and the Board of Directors should resign immediately. This letter was submitted by Peerless on its own behalf and not on behalf of, or in consultation with, any other stockholder of Highbury.  A copy of this letter is attached hereto as Exhibit C.

           Peerless may from time to time take, and reserves all rights to take, any and all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D to maximize the value of its investment, including, but not limited to: acquiring additional securities of Highbury, disposing of any or all securities of Highbury, seeking changes in, or representation on, Highbury’s Board of Directors or management, seeking to acquire a controlling interest in Highbury through a merger, acquisition, tender offer, or other similar transaction, formulating other plans or proposals regarding Highbury or its securities, meeting with Highbury’s management or Board of Directors regarding any of the foregoing matters or transactions, meeting with, talking to or soliciting other Highbury stockholders with respect to any matter or transaction with respect to Highbury, each to the extent deemed advisable by Peerless in light of its general investment policies, market conditions, subsequent developments affecting Highbury and the general business and future prospects of Highbury.

Peerless also may, and reserves all rights to, change its plans or intentions with respect to Highbury at any time.

Item 5.            Interest in Securities of the Issuer.

Peerless owns 1,197,673 shares of Common Stock and 1,525,241 warrants to purchase Common Stock of Highbury.  The Warrants are currently exercisable at an exercise price of $5.00 per share of Common Stock. The Warrants will expire on January 25, 2010.  Based upon 9,087,555 shares of outstanding Common Stock reported in Highbury’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, this represents approximately 25.7% of the outstanding shares of Common Stock.

Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock and Warrants reported herein.

Exhibit A sets forth the purchases and sales of Highbury Common Stock and Warrants by Peerless since the filing by Peerless of Amendment No. 2. Except as set forth in Exhibit A, Amendment No. 2, Amendment No. 1 to the Schedule 13D filed on June 15, 2009 and the original Schedule 13D filed by Peerless on May 11, 2009, no transactions in Highbury securities were effected by Peerless in the last 60 days.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Peerless is not party to any contracts, arrangements, understandings or relationships with any other person or entity with respect to Highbury.  The letter attached hereto as Exhibit C was submitted by Peerless on its own behalf not on behalf of, or in consultation with, with any other stockholder of Highbury.

Item 7.            Materials to be Filed as Exhibits.

Exhibit A  Transactions in the last 60 days*
Exhibit B   Directors and Executive Officers of Peerless (incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the SEC on June 15, 2009).
Exhibit C Letter, dated July 20, 2009, from Peerless Systems Corporation to Highbury Financial, Inc.*

*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2009

PEERLESS SYSTEMS CORPORATION

By:	/s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

Exhibit A

The following transactions were completed on the open market.

Date	Security	Transaction	Quantity	Price
7/13/2009	Common stock	Purchase	8,280	$4.00
7/14/2009	Common stock	Purchase	8,060	$4.00

Exhibit C

PEERLESS   SYSTEMS   CORPORATION

July 20, 2009
By Email and U.S. Mail
Mr. Bruce Cameron
Mr. Richard S. Foote
Mr. Hoyt Ammidon
Mr. Theodore M. Leary Jr.
Mr. Aidan J. Riordan

Highbury Financial Inc.
c/o Berkshire Capital Securities LLC
535 Madison Avenue, 19th Floor
New York, New York 10022

Gentleman,

Peerless Systems Corporation owns 1,197,673 shares of Highbury Financial Inc. (“Highbury” or “HBRF”) common stock (“Common Stock”) and 1,525,241 warrants (“Warrants”) exercisable into a like number of shares of Common Stock.  As the holder of these securities, Peerless is one of the largest shareholders of Common Stock and together with our warrant ownership (assuming the exercise thereof), we are the largest shareholder of Highbury.

As you are aware a meeting took place in Chicago on July 1st (the “Chicago Meeting”) between the largest four non-management shareholders of Highbury (in the aggregate such shareholders own approximately 60% of the outstanding Common Stock) on the one hand, and management and the Board, on the other hand.  Following the Chicago Meeting, we expected the Board of Directors of Highbury (the “Board”) to respond professionally and ethically to the requests made by the owners of more than a MAJORITY of the Common Stock.  Unfortunately, all that the shareholders of HBRF got were further acts of entrenchment by the Board.  We have been patient to date, but we are disappointed that after almost three weeks since the Chicago Meeting you have continued to ignore your shareholders.  With no response, our patience has run out and our resolve is strong to take ALL available actions that a shareholder in HBRF possesses.

The audacity and self-serving behavior of corporate board of directors has always amazed us.  Almost every time we interact with a new board we hope for the best and prepare for the worst.  One of our favorite parts of dealing with boards is hearing them state that they always act in the best interest of their shareholders, they do not need the money from board fees and they have no desire to serve on a board if they no longer have the support of shareholders.  However almost invariably, shortly after making such statements, they take all possible measures to entrench themselves, waste corporate assets to achieve such purpose and hang on to their positions as board members for dear life.  Their attitude is “Damn the Shareholders, Full Speed Ahead.”

You gentlemen, the Board of Directors of Highbury, did not disappoint us.

Since Messrs. Cameron, Ammidon, Leary and Riordan refused to attend the Chicago Meeting they may not be aware of what transpired.   Several shareholders traveled thousands of miles to attend the Chicago Meeting, but other than Richard Foote no other Director attended even a portion of the 3½ hour meeting.  Since Bruce Cameron and his pals Messrs. Ammidon, Riordan and Leary did not have the “testicular fortitude” to participate in the Chicago Meeting in person, nor attempt to attend all or even a portion of it telephonically, nor even bother to explain their absence to shareholders, let us make it clear to each of you what you missed.  We stated in the conclusion of the meeting that management of Highbury should immediately resign and the Board should be reconstituted to include a representative of each of the five largest shareholders.  The other three large shareholders at the meeting, who, again, together with Peerless own in the aggregate approximately 60% of Highbury’s outstanding common stock (for those directors who want to disregard this fact, that is more than a MAJORITY), each individually reached the same conclusion and stated so.

Let us repeat: Each of the shareholders at the Chicago Meeting (collectively owning more than a MAJORITY of the Common Stock) independently said Management must go and so should the Board of Directors.

Since Messrs. Cameron, Ammidon, Leary and Riordan chose not to attend the Chicago Meeting, we reached out afterwards to the so-called “independent directors.”  Despite our repeated attempts to reach Hoyt Ammidon, Aidan Riordan and Ted Leary by telephone (incredibly, none of them were ever at work when we called) not one of them returned our calls.  When we followed up by sending Messrs. Ammidon, Riordan and Leary emails requesting to speak with them, there was again no response. We guess, like Dick Foote, Messrs. Ammidon, Riordan and Leary do not want to have to explain why the Board amended the Company’s by-laws (the “By-Laws”) to strip Highbury’s shareholders of their basic rights and disenfranchise them, only two business days before the Chicago Meeting.

As an aside, Peerless is willing to pay for a course in good corporate governance for Messrs. Ammidon, Riordan and Leary, but especially for Hoyt Ammidon.  Perhaps he does not understand that as Lead Independent Director of HBRF he has a special role to play interacting and communicating with shareholders, as opposed to ignoring them.

As the saying goes, the best disinfectant is sunlight; so let’s let the light shine in.  You have left Peerless with no other choice but to aggressively protect our investment in Highbury.  We look forward to publicly airing the Board’s misdeeds in order for shareholders and the investment public to judge your actions.   Your acts of entrenchment, disenfranchisement and poor judgment at the expense of Highbury shareholders has taken many forms.  We will focus on just three specific issues; Conflicts of Interest between Highbury and Berkshire Capital, Changes to the By-laws and the Warrant Purchase.

Conflicts of Interest between Highbury and Berkshire Capital

Highbury’s relationship with, and payment of fees to, Berkshire Capital Securities Inc. (“Berkshire Capital”) is unseemly and is strewn with conflicts of interest.  The Board has let this inappropriate relationship fester and it needs to end immediately.  What is the conflict you ask?

Relationship between Highbury’s Management and Board with Berkshire Capital

•	Bruce Cameron is the Chairman of the Board of Highbury and is also, according to its website, President, Chief Executive Officer, Co-Founder and currently an employee of Berkshire Capital

•	Richard Foote, the Chief Executive Office of Highbury, is also a Partner and currently an employee of Berkshire Capital

•
Hoyt Ammidon is an Advisory Director of Berkshire Capital, and according to a Berkshire Capital receptionist, currently maintains an office at Berkshire Capital.  According to Berkshire Capital’s website “Hoyt supports the firm's institutional asset management practice and the international marketing and client servicing efforts of Berkshire Capital’s London subsidiary and is involved in managing cross-border assignments.”

•	Aidan J. Riordan of Calvert Street Capital Partners was an employee of Berkshire Capital from 1994 to 1998

•	R. Bradley Forth, the Chief Financial Officer, Executive Vice President, Principal Accounting Officer and Secretary of Highbury, has been employed by Berkshire Capital since 2001

Relationship between Highbury and Berkshire Capital

•	The paid employees of Highbury are also paid employees of Berkshire Capital

•	Berkshire Capital was representing third parties and Highbury at the SAME time while trying to solicit the purchase of Common Stock from HBRF shareholders

•
The costs of looking for an unnecessary acquisition (which may have allowed Berkshire Capital to market its services to other asset managers) and compensation to Berkshire Capital employees has cost HBRF nearly $3.0 million

•	Highbury has steered its business to, and retained, Berkshire Capital as its mergers and acquisition advisor

•	Berkshire Capital is Highbury’s landlord

•	Highbury pays Berkshire Capital a services fee

•
According to Mr. Foote’s presentation (June 17, 2009, page 25) Berkshire Capital plans to increase Highbury’s expenses (the vast majority of which will be their salaries) to an average of $4.2 million per year for the next six years (all in a scenario where HBRF does no future acquisitions)

•	Berkshire Capital represents other firms in the asset management industry that could be competitors for acquisition candidates that HBRF may want to purchase, or could be potential purchasers of HBRF

Changes to the By-Laws

It is not a coincidence that only two business days before the Chicago Meeting the Board violated its fiduciary duties to shareholders by amending the Highbury By-Laws.  The Board, with no input or consent from shareholders and in direct contradiction of proxy advisory services good corporate governance guidelines, took the following actions:

•	The Board unilaterally acted to prohibit shareholders from being able to call special meetings of shareholders

•	The Board unilaterally acted to lengthen the advance notice requirements for shareholder proposals and director nominations

•	The Board unilaterally imposed a requirement of a 66b% majority vote for shareholders to exercise their rights to amend Highbury’s By-Laws

No one could possibly disagree that such changes had any purpose other than to disenfranchise HBRF shareholders and entrench management and the Board.  The sole reason for these changes, pure and simple, was to protect Dick Foote and Bruce Cameron’s jobs and your positions as Directors of HBRF.  At the Chicago Meeting, Dick Foote refused to answer any questions relating to the By-Law changes or the reason therefor.  Again Bruce Cameron who told both the undersigned and a senior officer of Highbury that he would call in for at least part of the Chicago Meeting, which lasted 3½ hours, reneged on his word to talk to Highbury’s top four shareholders.  The sudden adoption of these By-Law changes in anticipation of the Chicago Meeting is outrageous and there is no explanation for it other than to entrench management and the Board.

We call on the Board to immediately reverse such amendments to the By-Laws or face the prospect of spending the rest of the summer in depositions and at the Delaware Court of Chancery.

Repurchase of Warrants

We are not sure if Dick Foote and Bruce Cameron made the decision alone on July 2, 2009 to purchase 2.8 million significantly out of the money Warrants at a massive premium to the then current market price.  We assume that the full Board made this egregious decision.  At first this purchase at such an unthinkable, inflated price was baffling.  We know that it is not in shareholders’ interest to waste corporate assets by purchasing the Warrants for $.50 per warrant, when the Warrants have generally traded between $.06 and $.15 per warrant over the past six months.  The only way this purchase made ECONOMIC sense would be if the Common Stock appreciated approximately 40% over the next six months.  So why would the Board and management, even if their purpose was to entrench themselves, spend HBRF shareholders’ money to buy these warrants at a large multiple of market price?  Very puzzling!

Well, we were puzzled until a shareholder informed us that Foote stated he had a concern that Peerless would buy such warrants and increase its already large stake.  What is even more galling than the purchase itself was its uncanny timing -- only ONE day after the Chicago Meeting when owners of 60% of the outstanding Common Stock asked for the resignation of management and the Board.  If the Board approved the purchase of Warrants, it is clear that they will continue to waste corporate assets so management will keep their jobs and the Board members will keep their positions. This is yet another attempt by management and the Board to do things that are in the interests of Berkshire Capital and the Directors and not in the interests of HBRF shareholders.

*    *    *

For all of these reasons, it is clear to us that Highbury's management and Board of Directors led by Mr. Cameron and Mr. Foote must be immediately replaced.  This request is not being made by a few small shareholders, but by the owners of more than a MAJORITY of the Common Stock.

The Board of Directors should be replaced immediately by representatives of the large shareholders.  Once a new Board is in position, the work of maximizing shareholder value can begin in earnest.  A new corporate structure for HBRF and its subsidiaries must be considered and a new management team found in due course.

The current Board can run and attempt to hide from HBRF shareholders.  However Peerless is not going away and we will ultimately prevail.  The question is how much of Highbury’s money and time will the Board waste to the detriment of its shareholders, in order to further entrench themselves and management.

During a meeting on June 29th between Bruce Cameron and Timothy Brog, the Chairman of the Board of Peerless, Mr. Cameron told Mr. Brog that he believed that there was no consensus among shareholders to take any specific actions.  Mr. Brog directly asked him if the majority of shareholders wanted change in management and the Board, how would Mr. Cameron and the Board respond?  He was clear and unequivocal in his answer.  He stated that the Board would “of course” comply with the majority of shareholders.  Mr. Cameron made this promise AFTER Mr. Brog confronted him regarding the By-Law changes that were made in order to entrench management and the Board.  Two days later at the Chicago Meeting, where non-management shareholders owning approximately 60% of the outstanding Common Stock were present, each one of the shareholders independently stated unambiguously that management should resign and that the Board should be reconstituted.

Now the questions are whether Bruce Cameron is honorable and a man of his word and whether the Board will finally start acting in the best interests of its shareholders instead of themselves?

We look forward to the time when the Board starts to act in the best interest of Highbury shareholders.  Until that time, Peerless intends to vigorously continue its efforts to achieve that goal.

Very truly yours, PEERLESS SYSTEMS CORPORATION

/s/ Timothy Brog
Name: Timothy Brog
Title: Chairman of the Board